TASEKO COMPLETES ACQUISITION OF YELLOWHEAD MINING

February 15, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") and Yellowhead Mining Inc. (“Yellowhead”) (TSXV: YMI) announce the completion of the previously announced transaction between Taseko and Yellowhead whereby Taseko has acquired all of the issued and outstanding shares of Yellowhead (the “Arrangement”).

Russell Hallbauer, President and CEO of Taseko commented, “We are pleased to have completed the acquisition of Yellowhead and add its high quality project to our pipeline of long life assets. This is a meaningful and manageable transaction for Taseko and will create substantial long-term value for our shareholders.”

“We are already preparing to initiate the provincial and federal environmental review process. Over the coming months, our technical team will work on a number of engineering initiatives to improve the economics of the project. These initiatives include water and tailings management, pit design, mill capacity, cut-off grade, metallurgy and processing. Our goal is to issue a new 43-101 technical report by the end of 2019. We believe the project timing is ideally positioned in the copper price cycle and could follow the startup of our Florence Copper Project,” concluded Mr. Hallbauer.

Upon completion of the Arrangement, Taseko issued a total of 17,300,385 common shares to Yellowhead shareholders, representing 1.1484 Taseko common shares for each common share of Yellowhead not already held by Taseko. Yellowhead’s common shares will be de-listed from the TSX Venture Exchange, and Yellowhead will apply to cease to be a reporting issuer under applicable Canadian securities laws.

Former shareholders of Yellowhead who have questions or require assistance with submitting their Common Shares in connection with the transaction may direct their questions to Computershare Investor Services Inc. who is acting as depositary in connection with the Arrangement:

Telephone: (800) 564-6253
Email: corporateactions@computershare.com.

For more information on the Arrangement, please see the news releases previously issued by Taseko or Yellowhead along with Yellowhead’s management information circular dated January 4, 2019 prepared in connection with the Arrangement, all of which are available at www.sedar.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the timing and results of engineering initiatives on the Harper Creek project, including whether such initiatives will improve economics;
  uncertainties with the timing for the delivery of an updated NI 43-101 report for the Harper Creek project;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, including in particular the copper price cycle such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
  our reliance upon key personnel; and
  uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.